UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GeoPetro Resources Company

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

37248H304

(CUSIP Number)

Calendar Year 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 37248H304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey C. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,797,130 (See Item 4).

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,797,130 (See Item 4).

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,797,130 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37248H304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey C. Friedman IRA Charles Schwab Custodian FBO Jeffrey C. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 63,768 (See Item 4).

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 63,768 (See Item 4).

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,768 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer GeoPetro Resources Company
	(b)	Address of Issuer’s Principal Executive Offices One Maritime Plaza, Suite 700, San Francisco, CA 94111

Item 2.
(a)

Name of Person Filing
Jeffrey C. Friedman

Jeffrey C. Friedman IRA Charles Schwab Custodian FBO Jeffrey C. Friedman

This Schedule 13G is filed by Jeffrey C. Friedman (“Friedman”) and the Jeffrey C. Friedman IRA Charles Schwab Custodian FBO Jeffrey C. Friedman (“Friedman IRA”).  Each of Friedman and the Friedman IRA are referred to herein as a “Reporting Person” and collectively, as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal business address of each Reporting Person is 911 Moraga Ave., Suite 205, Lafayette, CA 94949.
	(c)	Citizenship Friedman: United States Friedman IRA: California
	(d)	Title of Class of Securities Common stock, no par value.
	(e)	CUSIP Number 37248H304.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K)

Item 4.	Ownership
	(a)	Number of shares beneficially owned:

Friedman	1,797,130

Friedman IRA	63,768

(b)	Percent of class:

Friedman	5.2%

Friedman IRA	0.0%

	(c)	Number of shares as to which such person has:
		i.	Sole power to vote or direct the vote:

			Jeffrey Friedman	1,797,130

			Friedman IRA	63,768

		ii.	Shared power to vote or direct the vote:

			Jeffrey Friedman	0

			Friedman IRA	0

		iii.	Sole power to dispose or to direct the disposition of:

			Jeffrey Friedman	1,797,130

			Friedman IRA	63,768

		iv.	Shared power to dispose or to direct the disposition of:

			Jeffrey Friedman	0

			Friedman IRA	0

Jeffrey C. Friedman owns 1,797,130 shares of common stock of the Issuer, including 63,768 shares which are owned by the Friedman IRA of which Mr. Friedman is Trustee, and an aggregate of 100,500 shares which are held by Mr. Friedman as custodian for his sons.  Mr. Friedman holds sole investment and voting power over the shares held by the Friedman IRA in his capacity as Trustee and holds sole investment and voting power over the shares which he holds as custodian for his sons.  The percentages listed above are calculated as of December 31, 2009.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

		By:	Jeffrey C. Friedman*
Name: Jeffrey C. Friedman

JEFFREY C. FRIEDMAN IRA CHARLES SCHWAB CUSTODIAN FBO JEFFREY C. FRIEDMAN

		By:	Jeffrey C. Friedman*
Name: Jeffrey C. Friedman
Title: Trustee

*By:	/s/ J. Chris Steinhauser
Name: J. Chris Steinhauser
Attorney-in-fact

Signed pursuant to a Power of Attorney dated February 16, 2010, included as an Exhibit to this Schedule 13G.

Exhibit Index

1.	Joint Filing Agreement.
24.1	Power of Attorney of Jeffrey C. Friedman, dated February 16, 2010.
24.2	Power of Attorney of Jeffrey C. Friedman IRA Charles Schwab Custodian FBO Jeffrey C. Friedman dated February 16, 2010.